Capitalisation and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2012. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 30 June 2012

(000)
Share capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	75

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	100

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	240

£m
Group shareholders’ equity

Called up share capital	2,402

Share premium account	12,092

Other reserves	2,289

Other shareholders’ funds	661

Retained earnings	43,240

Shareholders’ equity excluding non-controlling interests	60,684

Non-controlling interests	2,957

Total shareholders’ equity	63,641

Group indebtedness (1)

Subordinated liabilities(2)	22,089

Debt securities in issue(3)	124,968

Total indebtedness	147,057

Total capitalisation and indebtedness	210,698

Group contingent liabilities

Securities lending arrangements	42,609

Guarantees and letters of credit pledged as collateral security	14,995

Performance guarantees, acceptances and endorsements	7,120

Total contingent liabilities	64,724

Documentary credits and other short-term trade related transactions	1,299

Standby facilities, credit lines and other commitments	245,853

1. “Group indebtedness” includes interest accrued as at 30 June 2012 in accordance with International Financial Reporting Standards.

2. On 11 September 2012, Barclays Bank PLC redeemed U.S. $500,000,000 Callable Floating Rate Subordinated Notes due 2017.

3. In addition to this there were £73,487 million of debt securities in issue accounted for on a fair value basis as at 30 June 2012. At 30 September 2012 this amounted to £65,465 million.

Barclays Bank PLC	1